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                              The WMA Corporation
                           11315 Johns Creek Parkway
                             Duluth, Georgia 30097
                                  770-248-3311


                               November 12, 1998

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Application to Withdraw Registration Statement on Form S-1
    The WMA Corporation
    File No. 333-56447

Dear Sir or Madam:

     The above Registrant hereby applies to the Commission, pursuant to the provisions of Rule 477(a), to withdraw the above registration statement which it filed with the Commission on June 9, 1998. This application is being made on the advice of its financial advisors and counsel that the prevailing conditions are not conducive to a successful offering. None of the securities which were subject to this registration statement have been sold. Please advise if the Commission will consent to the withdrawal and grant this application.


                                        Respectfully submitted,

                                        The WMA Corporation

                                        By: /s/ Edward F. McKernan
                                            ------------------------------------
                                            Edward F. McKernan
                                            Senior Vice President and
                                            Chief Financial Officer